

Table of Contents

- Mission Statement & Vision……………………………… 3
- The R6 Brand ……………………………………… 5
- Leadership & Governance…………………………… 8
- Goals & Path to Market…………………………… 12
- Offering……………………………………………… 20
- Products……………………………………………… 25
- Contact …………………………………………… 31
- Appendix…………………………………………… 33



Mission Statement & Vision

Mission Statement & Vision

Mission Statement

Provide an experience for our customers and those new to our brand through service, education, and unique spirits. Plus we get out there and live it!

Vision

- Become valued as an iconic California premium craft spirits brand.
- Deliver value to investors via continual re-investment in The Brand's growth.
- Participate actively as a member of our community.
- Minimize our environmental impact.



The R6 Brand

The R6 Brand

- **Quality**: R6 does <u>NOT</u> take shortcuts.

- **Experience**: R6 delivers an intimate and prohibition period-specific ambiance via packaging, attire, and décor.

- **Variety with Focus**: via market research and an understanding of customer demands, R6 delivers both mass market and specialty niche spirits.



The R6
Speakeasy



Leadership & Governance



R6 Leadership

- Founder, Head Distiller: Rob Rubens
  - Broad experience in spirits distillation, brewing, recipe development, and product formulation
  - 17 years invested with start-ups and strategy consulting
  - Loves making / drinking GR6AT whiskey, hiking, animals, skydiving, camping, bungee jumping, live music, and spending time with family

The R6 Team

- Andrew Hulle, Assistant Distiller

- Maria Rossi, Spirits Sales Specialist

- Meredith Hayman, Chief Mixologist

- Christopher Quinn, Lead Bartender

- Payton Buckley, Barkeep

(Clockwise, starting top left)







R6 Corporate Governance: Board of Directors

- Michael Paolucci
- Rob Rubens
- Casey Miles
- Bob Rubens
- Daniel Thompson

(Clockwise, starting top left)

CVs of Board Members available upon request

Experience includes start-up distilleries, bars/restaurants, & turnaround











Goals & Path to Market



R6 Brand Pivot: May 1, 2018

 After critical market assessment, the Board pivoted and rebranded as a spirits-only supplier and refine the company's approach.

 Focused wholesale spirits offerings on Craft Bourbon and Vodka, two underserved market segments.

 Maintained brewery presence via operating sub-lease.

 Consummate strategic partner relationship to advance R6 market penetration.

R6 Qualitative Goals

	Status	Year 0: By December 31, 2016
1)	Complete	Locate facility for distillery-brewery near major freeways and affluent demographic.
2)	Complete	Source contractors, design facility.
3)	Complete	Obtain all nine required city + state + federal licenses to operate.
4)	Complete	Purchase top-of-the-line, high capacity German distilling equipment, install, and operationalize. Still Capacity = 61,750 cases/year
5)	Complete	Build 6,000 square foot facility (new water main, gas main, sewer, electrical, AC, carpentry, cooling systems, and more).

	Status	Year 1: By December 31, 2017
1)	Complete	Secure California statewide spirits distribution.
2)	Complete	Obtain key brand recognition accounts: Delta Air Lines, The Four Seasons, local Whole Foods, McCormick.
3)	Complete	Finalize spirits flagship recipes.
4)	Complete	Distill and cooper 700 gallons of whiskey (2019-ready).

	Status	Year 2: By December 31, 2018
1)	I/P	Obtain 100 accounts in Los Angeles and San Diego.
2)	Complete	Grow whiskey inventory by at least 700 gallons for the calendar year.
3)	Complete	Sign brewery partner, and exit beer wholesale business.
4)	Complete	Market R6 as specialty contract distiller. Secure $150K in commitments.
5)	Complete	Obtain shelf space at 3 of the following: Costco, Total Wine, 365, Bristol Farms, BevMo, Safeway.
6)	I/P	Secure strategic partner and $1.2-$3.0 Million in capital for growth.

R6 Qualitative Goals continued

Year 3: By December 31, 2019
1) Build operations team: Lead Distiller, Territory Sales Manager, Account Executives.
2) Expand sales territory through northern California, Arizona, and Nevada.
3) Grow whiskey inventory by at least 1,200 gallons for the calendar year.
4) Locate strategic storage for cooperage.
5) Maintain 80% still utilization; evaluate fermentation capacity and bottling line for contract distilling.
6) Pursue in-flight beverage opportunities with the West Coast Mule.

Year 4: By December 31, 2020
1) Sell-in 4,750+ cases to earn recognition as a Regional Craft Spirits Brand.
2) Expand sales territory through Washington, Colorado, Texas, Michigan, Illinois.
3) Grow whiskey inventory by at least 2,500 gallons for the calendar year.
4) Maintain 95% still utilization for R6 and contract distilling.
5) Open secondary tasting room location.

The milestones on this slide are projections and cannot be gauranteed.

R6 Quantitative Goals

Sales (Six-Pack Cases: 4.5 L)	2018	2019	2020	2021	2022
Wholesale	200	2,500	4,750	7,000	9,000
Tasting Room	210	360	470	500	550
Assumed Wholesale Customers	75	150	225	325	425
Cases per Customer/Year	3	17	21	22	21

Increase in Sales over Prior Year	2018	2019	2020	2021	2022
Wholesale		1150%	90%	47%	29%
Tasting Room		71%	31%	6%	10%

The milestones on this slide are projections and cannot be gauranteed.

R6 Quantitative Goals continued

Gross Sales (in thousands $)	2018	2019	2020	2021	2022
Wholesale	$ 22	$ 275	$ 523	$ 770	$ 990
Tasting Room	$ 277	$ 475	$ 620	$ 659	$ 725
Brewery Partner	$ 96	$ 96	$ 108	$ 108	$ 120
Contract Distilling	$ 180	$ 216	$ 252	$ 300	$ 360
Total Sales	$ 575	$ 1,062	$ 1,502	$ 1,837	$ 2,195

Increase over Prior Year	2018	2019	2020	2021	2022
Wholesale		1150%	90%	47%	29%
Tasting Room Sales		71%	31%	6%	10%
Brewery Partner		0%	13%	0%	11%
Contract Distilling		20%	17%	19%	20%
Total Increase		85%	41%	22%	19%

Average Price of a Case	
Wholesale	$ 110
Tasting Room (Cocktails)	$ 1,318
Tasting Room (Bottles)	$ 270

The milestones on this slide are projections and cannot be gauranteed.

R6 Margins

R6 is a platform positioned for growth.

Product	Package Size	R6 Wholesale Contribution Margin			
		Front Line	Combo	Menu	Deep
R6 Bourbon Whiskey	750 ml	58.7%	55.6%	28.7%	25.0%
R6 Single Malt Whiskey	750 ml	52.0%	49.4%	-	-
R6 Vodka	1 L	-	35.0%	31.3%	9.6%
R6 Vodka	750 ml	51.9%	50.0%	35.5%	25.0%
West Coast Mule	12 ounce	89.0%	-	-	50.0%

Front Line: list price

Combo: 3+ bottles

Menu: listed on print menu or in well

Deep: lowest discount provided

Volume Deals

For purposes of this deck and discussion, supply agreement pricing is contingent on transfer pricing; therefore R6 profit is contingent on supply agreement pricing.

The milestones on this slide are projections and cannot be gauranteed.

18

R6 Margins continued

R6 Retail & Contract Distilling Contribution Margin			
Product	Cocktail	Bottle	Service
Tasting Room	88.4%	78.9%	-
Contract Distilling*	-	-	66.1%
Recipe Development**	-	-	92.2%

*At current still capacity, contract whiskey distilling revenue can reach $1.7 Million.

**Margin based on standard whiskey contract.

The milestones on this slide are projections and cannot be gauranteed.

R6 Products



R6 Straight Bourbon Whiskey

- Straight California Bourbon Whiskey made from yellow corn, rye, and barley
- Very smooth nose and palate
- We blend our Southern California Bourbon with Northern California Bourbon, resulting in a unique terroir from the climate differences and grain
- Aged for a minimum of 2 years in charred, New American White Oak
- Notes of citrus, caramel, cinnamon, pepper, nut, and corn
- 43% Alcohol by Volume, 86°

Item Description	Pack/ Size	Front Line	Net Bottle	Cost Per Oz.
R6 DISTILLERY Bourbon Whiskey	6/750ml	204.00	34.00	1.34





8 59676 00615 7

26

R6 Single Malt Whiskey

- Single Malt Whiskey made from 100% malted grain: distiller's malt, peated malt, coffee malt, and chocolate malt

- Aged 1 year in charred, New American White Oak

- Smoky, sweet, with chocolate undertones

- 43% Alcohol by Volume, 86°

Item Description	Pack/ Size	Front Line	Net Bottle	Cost Per Oz.
R6 DISTILLERY Single Malt Whiskey	6/750ml	272.00	45.33	2.32





R6 Vodka

- Distilled 20x from 100% organic yellow corn
- Exceptionally clean vodka, whether mixed or neat
- Smooth with a balanced, peppery finish
- Silver medals at San Francisco World Spirits & ADI 2017
- 40% Alcohol by Volume, 80°

Item Description	Pack/ Size	Front Line	Net Bottle	Cost Per Oz.
R6 DISTILLERY Vodka	6/750ml	156.00	26.00	0.92





R6 West Coast Mule™: Draft & Can

- Handcrafted ingredients, batched at local distillery, delivered fresh
- Made with R6 grain to glass, 20x distilled vodka
- West Coast Mule on tap = ice cold flavor consistency, the way consumers prefer it
- Turn the slowest tap into the most profitable by increased speed of service

Benefits:

- Saves time, frees bartender for mixology cocktails & serving other customers
- Better ingredients and better bar flow = **TWO** additional cocktails per 4-top*
- No mixing, no waste, no bottles to stock or recycle; easy to install/no new equipment





Item Description	Pack/ Size	Front Line	Net Bottle	Cost Per Oz.
R6 West Coast Mule	5.15 gallon keg	250.00		0.379

Lower Costs, Higher Margins

- Keg at <u>LIST</u> price, $12 = 19% PC; $10 = 23% PC; $8 = 28% PC/Happy Hour
- Cost $250; Size: 5.15 gallons keg; Fluid ounces: 660
- 10.1% ABV; Servings: 110 6 fluid ounce West Coast Mules per keg

*Survey National Restaurant Association

29



R6 Whiskey Breadth

- More than 10 whiskeys available at The R6 Speakeasy
  - Blue Corn Bourbon
  - Single Malt
  - Rye
  - Wheat
  - Smoked Bourbon
  - Bacon Bourbon
  - White Whiskey
  - Strawberry Wheat
  - Peanut Butter Porter
  - Cream Ale Whiskey



Contact

Contact Information



Rob Rubens

R6 DISTILLERY

909 E. El Segundo Boulevard

El Segundo, California 90245

www.R6DISTILLERY.com

Rob@R6DISTILLERY.com

424.277.1134 (o)

708.903.3333 (c)



Appendix





R6 Production Cycle & Capacity

Kothe still capacity = 61,750 cases per year (case = 4.5L)

61,750 cases = 1,235 barrels (53 gallon barrels)





WEST COAST
Mule

SKY CLUB
YOUR EXCLUSIVE SURPRISE AWAITS HERE.
DISTILLERY
ESTABLISHED 2014
A GRAIN TO GLASS DISTILLERY
CLUB
CRAFTED & DISTILLED IN
EL SEGUNDO CALIFORNIA

Snapshots in Time